UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Puhui Wealth Investment Management Co., Ltd.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE US$0.001 PER SHARE

(Title of Class of Securities)

G7306H101

(CUSIP Number)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7306H101

1.	Names of Reporting Persons Ru Peng Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 907,470(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 907,470(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 907,470(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G7306H101

1.	Names of Reporting Persons Peng Ji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 907,470(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 907,470(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 907,470(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”) and as more fully described under the heading “Description of Share Capital” in the Issuer’s Registration Statement on Form F-1 (File No. 333-225060). Peng Ji is the sole shareholder and director of Ru Peng Limited and consequently may be deemed the beneficial owner of the shares held by Ru Peng Limited and share voting and dispositive power over such securities.

(2)	Based on 11,507,558 Ordinary Shares issued and outstanding as of December 1, 2020 as reported on the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 8, 2020.

Item 1(a).	Name of Issuer

Puhui Wealth Investment Management Co., Ltd. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Room 801, 802, 8th Floor, W1 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District

Beijing, PRC 100006

Item 2(a).	Names of Persons Filing

Ru Peng Limited and Peng Ji (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Room 801, 802, 8th Floor, W1 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District

Beijing, PRC 100006

Item 2(c).	Citizenship

Ru Peng Limited, is a British Virgin Islands company;

Peng Ji is a citizen of the People’s Republic of China.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value US$0.001 per share.

Item 2(e).	CUSIP Number

G7306H101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act;

☐	(b) Bank as defined in Section 3(a)(6) of the Act;

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act;

☐	(d) Investment company registered under Section 8 of the Investment Company Act;

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F);

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act;

☐	(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

☐	(k) Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of February 16, 2021, the Reporting Persons may be deemed to beneficially own 907,470 Ordinary Shares of the Issuer, representing 7.9% of the total Ordinary Shares issued and outstanding. The percentage of Ordinary Shares held by the Reporting Persons is based on 11,507,558 Ordinary Shares issued and outstanding as of December 1, 2020 as reported on the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 8, 2020.

Peng Ji is the sole shareholder and director of Ru Peng Limited and consequently may be deemed the beneficial owner of the shares held by Ru Peng Limited and share voting and dispositive power over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Ru Peng Limited

/s/ Peng Ji
Peng Ji, as Director of Ru Peng Limited

/s/ Peng Ji
Peng Ji

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, par value US$0.001 per share, of Puhui Wealth Investment Management Co., Ltd., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 16, 2021.

Ru Peng Limited

By:	/s/ Peng Ji
Name:	Peng Ji
Title:	Director

/s/ Peng Ji
Peng Ji